Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated November 7, 2022

7.100% Senior Notes due 2027

Issuer:	Ally Financial Inc. (“Ally”)
Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)
Title of Securities:	7.100% Senior Notes due 2027 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	November 7, 2022
Settlement Date**:	November 15, 2022 (T+5)
Final Maturity Date:	November 15, 2027
Aggregate Principal Amount:	$750,000,000
Gross Proceeds:	$742,485,000
Underwriting Discount:	0.450%
Net Proceeds to Ally before Estimated Expenses:	$739,110,000
Coupon:	7.100%
Issue Price:	98.998%
Benchmark Treasury:	4.125% due October 31, 2027
Benchmark Treasury Yield:	4.393%
Spread to Benchmark Treasury:	295 bps
Yield to Maturity:	7.343%
Interest Payment Dates:	Semi-annually, in arrears, on May 15 and November 15 of each year, until maturity, commencing on May 15, 2023.
Optional Redemption:	The Notes will be redeemable at Ally’s option, in whole or in part, at any time and from time to time, on or after May 14, 2023 (180 days from November 15, 2022) (or, if additional Notes are issued thereafter, beginning 180 days after the issue date of such additional Notes), and prior to October 16, 2027 (the date that is 30 days prior to the maturity date), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on October 16, 2027 (the date that is 30 days prior to the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 45 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption; and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, Ally may, at its option, redeem the Notes in whole or in part, at any time and from time to time, on or after October 16, 2027 (the date that is 30 days prior to the maturity date), at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York
CUSIP/ISIN Numbers:	CUSIP: 02005N BR0 ISIN: US02005NBR08
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:

Lloyds Securities Inc.

Raymond James & Associates, Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Blaylock Van, LLC

Multi-Bank Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.